SilverCrest Announces Babi Sur Vein High-Grade Discovery at Las Chispas

•  2.2 Metres Grading 3,556 gpt AgEq
•  2.2 Metres Grading 556 gpt AgEq
•  1.5 Metres Grading 606 gpt AgEq

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – February 14, 2019 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce the drill results and discovery of the Babi Sur Vein on the Las Chispas Property (the “Property”) located in Sonora, Mexico. Recent drilling of the Babi Sur Vein has intersected high-grade silver-gold mineralization along a strike length of approximately 1.5 kilometres (see attached Figures). The Babi Sur Vein is parallel to the Babicanora Vein and approximately 300 metres apart. The Babi Sur Vein will be part of the upcoming updated resource, which will include at least nine (9) of the 30 veins identified to date in the district. The Company’s current resource estimate includes only eight of the 30 veins (see “Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico”, effective September 13, 2018).

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “The Babi Sur Vein is now the sixth high-grade vein discovery in the Babicanora area, each parallel to the Babicanora Vein with an average spacing of 150 metres between each. This discovery provides further understanding of our evolving geological model, which we are using to successfully discover additional high-grade mineralization in the district. Within the approximate 1.5 kilometre strike length of the Babi Sur Vein, the high-grade mineralized footprint appears to be related to three structurally-controlled shoots that are similar to other adjacent veins; i.e. Babicanora Norte. We currently have 12 drill rigs working onsite with five at the Babi Sur Vein for resource expansion and seven at the Babicanora Vein for infill drilling. We will continue drilling at the Babi Sur Vein to better define the high-grade footprint, as well as plan for drilling four more untested veins in the Babicanora area.” The most significant result for this release was returned from Hole BAS18-31, which intersected 2.2 metres (true width) grading 18.78 grams per tonne (“gpt”) gold and 2,147.3 gpt silver, or 3,556 gpt silver equivalent (“AgEq”, based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average recoveries of 86.6% silver and 98.9% gold). Also noteworthy is Hole BAS18-07 at 2.2 metres grading 4.63 gpt gold and 208.8 gpt silver, or 556 gpt AgEq. The following table summarizes the most significant drill intercepts for this news release (uncut, undiluted).

Babi Sur Vein Significant Drill Intercepts;

Hole No.	From (m)	To (m)	Drilled Intercept (m)**	Au gpt	Ag gpt	AgEq* gpt
BAS18-06A	171.1	171.7	0.6	4.29	151.0	473
BAS18-07	147.6	149.9	2.2	4.63	208.8	556
Incl.	149.0	149.9	0.9	8.44	376.0	1,009
BAS18-09	139.4	140.1	0.6	5.47	123.0	533
BAS18-10	98.6	99.8	1.3	6.56	3.5	496
BAS18-11	76.3	78.0	1.8	2.01	4.2	155
BAS18-14	158.6	159.6	1.1	2.30	165.5	338
BAS18-16	183.5	184.7	1.2	1.14	94.2	180
BAS18-19	234.5	235.5	1.0	3.29	286.2	533
Incl.	234.5	235.0	0.5	6.51	571.0	1,059
BAS18-23	206.8	207.5	0.7	1.52	128.0	242
BAS18-24	77.6	78.2	0.6	1.76	117.0	249
BAS18-26	227.0	228.1	1.1	1.53	117.0	232
BAS18-27	124.4	125.4	1.0	9.33	66.1	766
BAS18-29	193.0	194.0	1.0	1.04	80.2	158
BAS18-31	230.6	232.8	2.2	18.78	2,147.3	3,556
Incl.	231.7	232.8	1.1	33.85	3,905.0	6,444
BAS19-33	148.6	150.0	1.4	5.01	197.0	573
Incl.	148.6	149.3	0.7	6.86	301.0	816
BAS19-37	111.0	112.6	1.6	2.66	15.8	215
BAS19-39	248.0	250.1	2.1	2.73	204.3	409
Incl.	248.7	249.4	0.7	4.24	327.0	645
Note: all numbers are rounded. Hole BAS18-06 was extended to depth and renamed 06A.
* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.
**True widths are 80 to 100% of drilled widths.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

A total of 39 core holes into the Babi Sur Vein have been completed with assays to date. Drill holes BAS18-01 to 05, 08, 12, 13, 15, 17, 18, 20 to 22, 24, 25, 28, 30 and 32, and BAS19-34 to 36 and 38 intercepted quartz veining/stockwork and anomalous mineralization, but are below the Company’s 150 gpt AgEq cutoff. Several holes intercepted a hanging wall vein in the Babi Sur Vein as listed below.

The high-grade footprint of the Babi Sur Vein has been drill intercepted with 14 core holes over approximately 1.5 kilometre strike length (see attached Figures). Of the 14 intercepts with an average true width of 1.4 metres, six are greater than 400 gpt AgEq (400 to 3,555 gpt AgEq).

Not included in the above tables are the following most significant drill intercepts of a hanging wall vein located adjacent to or cross cutting the Babi Sur Vein:

Hole No.	From (m)	To (m)	Drilled Intercept (m)**	Au gpt	Ag gpt	AgEq* gpt
BAS18-27	13.7	15.1	1.5	7.63	33.6	606
BAS19-35	36.0	36.5	0.5	10.25	6.5	775
BAS18-08	70.3	70.8	0.6	2.60	5.2	200
BAS18-11	76.3	78.0	1.8	2.01	4.2	155
BAS18-19	190.5	191.6	1.0	5.57	183.0	601
BAS18-23	195.0	197.0	2.0	1.19	106.0	195
Note: all numbers are rounded.
* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.
**True widths are 80 to 100% of drilled widths.

The above intercepts are in a hangingwall vein immediately adjacent and/or intersecting the Babi Sur Vein and will be incorporated into the upcoming resource as part of Babi Sur.

The Company continues its Phase III exploration program with 12 drills (increased from nine since January 2019) on site, all on surface. Approximately 30,000 to 40,000 additional metres of drilling are budgeted for H1, 2019. For the remaining part of H1, the drills will be divided between further expansion drilling on numerous veins and ongoing infill drilling for re-categorizing the resource. The Company plans to provide an updated resource estimate in Q1, 2019 as planned, and a Preliminary Economic Assessment using the new resource within 30 to 60 days after the updated resource announcement. Other ongoing site work includes: continued preparation for the start of construction of the planned Area 51 decline in Q1, 2019, testing large-diameter wells for site water, and permitting for various planned work.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs of the Las Chispas Property, including drilling test water wells, permitting for various work, and optimizing and updating the Company’s resource model; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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